Echelon Corporation

550 Meridian Avenue

San Jose, CA 95126

June 9, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Division of Corporate Finance
Kathleen Collins, Accounting Branch Chief

RE:	Echelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005 Form 10-Q for the Quarterly Period Ended March 31, 2006 Forms 8-K filed February 2, 2006, April 4, 2006 and April 24, 2006 File No. 000-29748

Request for Extension to Respond to Comment Letter dated May 18, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”)

Ladies and Gentleman:

On behalf of Echelon Corporation (the “Company”), the undersigned respectfully submits this request for an extension to respond to comments from the staff of the Commission received by letter dated May 18, 2006 relating to the above referenced annual report on Form 10-K, quarterly report on Form 10-Q and current reports on Form 8-K. We respectfully request an additional five (5) business days after the date hereof to complete our response to your letter dated May 18, 2006.

We are requesting this additional time due to the fact that a number of the individuals involved in researching, drafting and reviewing our response to your letter have been unavoidably out of the office for portions of the past two weeks. As a result, we have not been able to finalize our response letter, but we plan do so on or before next Friday, June 16, 2006.

In addition, please note that we intend to seek confidential treatment with respect to certain portions of our response to your letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.

Please direct your questions or comments regarding this letter to me at 408-938-5382. Thank you for your assistance and consideration of this letter.

Very truly yours,

ECHELON CORPORATION

/s/ Kathleen Bloch
Kathleen Bloch
General Counsel

Securities and Exchange Commission

Re: Echelon Corporation

June 9, 2006

cc:	Page Mailliard, Esq., WSGR

Robert Tesler, Esq., WSGR